Oaktree Acquisition Corp. II (Commission File No. 001-39526) Pursuant to Rule 425 under the Securities Act of 1933 And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Alvotech Lux Holdings S.A.S. INVESTOR PRESENTATION February 2022

This investor presentation (this “Presentation”) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between Oaktree Acquisition Corp. II (“SPAC”) and Alvotech Holdings S.A. (together with its subsidiaries, the “Company”). The information contained herein does not purport to be all-inclusive and none of SPAC, the Company or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Neither the Company nor SPAC has verified, or will verify, any part of this Presentation. The recipient should make its own independent investigations and analyses of the Company and its own assessment of all information and material provided, or made available, by the Company, SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of SPAC, the Company, or any of their respective affiliates. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying upon the information contained herein to make any decision. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the Exchange Act ), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. This Presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of SPAC and the Company and is intended for the recipient hereof only. This investor presentation supersedes all previous investor presentations delivered in connection with the Business Combination. You should only refer to the information in this version of the investor presentation. Forward-Looking Statements Disclaimer Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or SPAC’s or the Company’s future financial or operating performance. For example, projections of future Revenue and Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SPAC and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of SPAC, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SPAC’s final prospectus relating to its initial public offering dated September 16, 2020 or in other documents filed by SPAC with the SEC. There may be additional risks that neither SPAC nor the Company presently know or that SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SPAC nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Presentation. The Company and SPAC disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Presentation and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold the Company, SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this Presentation, the information contained in this Presentation, or the omission of any information from this Presentation. Only those particular representations and warranties of the Company or SPAC made in a definitive written agreement regarding the transaction (which will not contain any representation or warranty relating to this Presentation) when and if executed, and subject to such limitations and restrictions as specified therein, shall have any legal effect. Non-GAAP Financial Measures This Presentation includes projections of certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Adjusted EBITDA and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. For the same reasons, the Company is unable to address the probable significance of the unavailable information, which could be material to future results.

Use of Projections This Presentation contains financial forecasts with respect to the Company’s projected financial results, including Revenue and Adjusted EBITDA, for the Company's fiscal years 2021, 2025 and from 2025-2030. The Company's independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data This presentation also contains estimates and other statistical data made by independent parties and by the Company relating to market size and growth and other data about the Company’s industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions, and estimates of the future performance of the markets in which the Company operates are necessarily subject to a high degree of uncertainty and risk. This presentation concerns drugs that are in development and which have not yet been approved for marketing by the U.S. Food and Drug Administration (FDA). No representation is made as to the safety or effectiveness of any of the products in development, nor for any products which may have applications pending before the FDA. Any trademarks, servicemarks, trade names and copyrights of the Company and other companies contained in this Presentation are the property of their respective owners. Additional Information Disclaimer In connection with the proposed Business Combination, the parties intend to file with the SEC a registration statement on Form F-4 containing a preliminary proxy statement of SPAC and a preliminary prospectus of the combined company, and after the registration statement is declared effective, SPAC will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. SPAC’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive (Cont’d) proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about SPAC, the Company and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of SPAC as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Oaktree Acquisition Corp. II, 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071. Participants in the Solicitation SPAC and its directors and executive officers may be deemed participants in the solicitation of proxies from SPAC’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in SPAC is contained in SPAC’s final prospectus related to its initial public offering dated September 16, 2020, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Oaktree Acquisition Corp. II, 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of SPAC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination when available. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. The Company and SPAC reserve the right to negotiate with one or more parties and to enter into a definitive agreement relating to the transaction at any time and without prior notice to the recipient or any other person or entity. The Company and SPAC also reserve the right, at any time and without prior notice and without assigning any reason therefor, (i) to terminate the further participation by the recipient or any other person or entity in the consideration of, and proposed process relating to, the transaction, (ii) to modify any of the rules or procedures relating to such consideration and proposed process and (iii) to terminate entirely such consideration and proposed process. No representation or warranty (whether express or implied) has been made by the Company, the SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives with respect to the proposed process or the manner in which the proposed process is conducted, and the recipient disclaims any such representation or warranty. The recipient acknowledges that the Company, SPAC and their respective directors, officers, employees, affiliates, agents, advisors or representatives are under no obligation to accept any offer or proposal by any person or entity regarding the transaction. None of the Company, SPAC or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives has any legal, fiduciary or other duty to any recipient with respect to the manner in which the proposed process is conducted.

Oaktree Is A Compelling SPAC Partner For Alvotech Having Been A Long-Term Investor Long-term, High-conviction Partner in Oaktree › Strategic partner since initially investing in December 2018 › Deep understanding and familiarity with both the business and management team developed Dedicated Life Sciences Platform › Oaktree’s in-house Life Sciences Lending team provides industry-leading sector expertise and comprehensive due diligence (1) › $1.8bn committed to life sciences spanning 24 transactions World-class Institutional Platform with SPAC Experience (2) › Global alternative asset manager with $153bn AUM, 1000+ FTEs, and 19 offices › Deep SPAC experience across all facets of the product including sponsoring successful de-SPAC of Hims & Hers Oaktree Acquisition Corp. II Synergies Across the Oaktree Platform › With a global portfolio of assets and relationships, Oaktree is a value-added partner to Alvotech in their future growth and product expansion 4 1. Through June 30, 2021 2. As of March 31, 2021

Alvotech Is Founder Robert Wessman's Third Platform In The Pharma Sector

Robert Wessman Background



Seasoned pharma executive that has led 50+ strategic acquisitions and partnerships, and established operations in over 60 countries around the globe

Actavis CEO and Key Strategist: 1999 to 2008 [1]

- Created global pharmaceutical company ultimately sold to Teva
- Annual public returns of ~50% and equity value creation of ~$3Bn [2]
- Launched 650 products and increased headcount from ~100 to ~11k

Alvogen Executive Chairman and CEO: 2009 – Current

- Transformed Alvogen from a small, regional CMO to a top 15 global generics player
- Alvogen CEE divested in 2020 at a 13.1x MoM on invested equity and IRR of 37%
- Lotus Pharmaceuticals (Alvogen's listed Asia business) divestiture expected in 2022 at a 7.6x MoM on invested equity and IRR of 27%

Revenue Increase Under Wessman Leadership

$ in millions


Past platforms that have created billions in value
Current Platform in Alvotech
~2,000 (4)
650+(4)
800+(5)
14
35
30-60
Actavis
(1999 – 2008)
Alvogen
(2009 – 2020)
alvotech
(2021E – 2025E)

alvotech

1. Robert Wessman left his role at Actavis in September 2008
2. Represents CAGR based on share price of €0.05 as of 1/1/2000 and €1.075 offer price per Novator's July 2007 acquisition of Actavis
3. Reflects LTM 6/30/2007 revenue, prior to Actavis' de-listing in August 2007
4. Includes run rate revenues from Alvotechs CEE business, which was sold to Zentiva in April of 2020.
5. Estimated risk adjusted revenue

5

Growth Platform Ready To Be Deployed Having Been Built Over 9 Years With ~$1 Billion Of Invested Capital (3)

Build Foundation
(2013-2017)

- ✓ Set 10-year platform vision
- ✓ Global manufacturing and R&D functions built
- ✓ Pipeline initiated
- ✓ Investors funding platform:

AZTIQ
CVC CAPITAL PARTNERS [1]
TEMASEK [1]
VATERA [1]

Commercial Readiness
(2018-2020)

- ✓ Established global distribution partnerships
- ✓ Filed first product with FDA/EMA
- ✓ Established China JV
- ✓ Investors funding platform:

Fuji Pharma Co., Ltd.
신한은행 SHINHAN BANK
Athos KG[2]
Baxter
YAS HOLDING

Deploy Platform
(2021-2025+)

- Existing pipeline matures and new programs started
- Manufacturing platform scales in Iceland and completed in China
- Global commercialization of 5+ products
- **Platform is expected to deliver substantial revenue and free cash flow, and is set up for long-term growth**

alvotech

1. Indirect ownership through Alvogen's investment in Alvotech. Vatera, is also known as Oikos Holdings.
2. Strüngmann Brothers (seed investor in BioNTech) family office
3. Includes pending equity investment by Alvogen

6

Alvotech: Compelling Platform Providing Pure-Play Access To The Rapidly Growing Biosimilar Market

1	**PROVEN LEADERSHIP TEAM**	• Pioneers in biosimilar development with a track record of obtaining marketing authorization for 17 biosimilars and 8 biologics globally
2	**SIGNIFICANT MARKET OPPORTUNITY**	• Significant acceleration of originator biologic and biosimilar markets which are expected to reach ~$580Bn and ~$80Bn by 2026, respectively (1)
3	**PURPOSE-BUILT BIOSIMILAR PLATFORM**	• End-to-end platform with differentiated R&D and manufacturing capabilities; designed to maximize development success
4	**GLOBAL COMMERCIAL PARTNER NETWORK**	• Distribution partnerships with regional champions, including Teva (US), Stada (EU) and Fuji (JP); up to $1.15Bn in potential license fees (2)
5	**DIVERSE PIPELINE WITH SIGNIFICANT TAM**	• Eight differentiated biosimilars currently in development addressing >$85Bn (3) branded biologic opportunity; ability to commercialize globally
6	**ATTRACTIVE FINANCIAL PROFILE**	• $800M+ of revenue at >60% EBITDA margins targeted by 2025; platform provides potential for sustained, long-term growth alvotech

1. Biologic market size per Evaluate Pharma; biosimilar market size per Frost & Sullivan
2. $1.15Bn in potential milestone revenues from existing partnerships. See slide 21 for more detail
3. Per EvaluatePharma, based on peak sales period range from 2021 – 2026 of pipeline products

7

PROVEN LEADERSHIP TEAM

Proven & Highly Experienced Management Team Having Successfully Developed 17 Biosimilars 20 20 20 15 20 MARK LEVICK, JOSEPH E. JOEL MORALES, ANIL OKAY, MING LI, MCCLELLAN, Chief Chief Executive Chief Financial Chief Strategy Commercial Officer Chief Scientific Officer Officer Officer Officer 20 15 29 20 15 TANYA ZHAROV, SEAN GASKELL, REEM MALKI, PHILIP ANDREW ROBERTS, Chief Technical CARAMANICA, Deputy CEO Chief Quality Officer Chief Portfolio Officer Officer Chief IP Counsel, Deputy General Counsel 9 Years of Experience Today’s Presenters

SIGNIFICANT MARKET OPPORTUNITY

Highly Aligned Social And Corporate Purpose Corporate Purpose Social Purpose Alvotech is dedicated to Alvotech aims to be the making patients’ lives leading supplier of better by improving access biosimilars globally to affordable biosimilar medicines and the sustainability Our corporate purpose is aligned with our social of healthcare systems purpose 11

Biologics Are Driving The Next Generation Of Treatments For Patients

Biologics Overview

- **What is a biologic?**
  - Large, complex molecules produced in a living system that treat medical conditions
  - Treats chronic and otherwise difficult-to-treat diseases
- **Why is it important?**
  - Biologics are a highly efficacious class of products that are growing rapidly and represent 40%+ of US pharma spend (2020) [1]
  - Biologics are expensive and putting cost pressure on numerous healthcare systems, forcing them to look for lower cost solutions and/or limit access



	Biologics
Synthesis	Living systems
Uniformity	Complex molecules
Illustrative Size[2]	>20,000 atoms
Manufacturing	Complex (requires handling of cell cultures and living organisms which leads to inherent variability)
Representative Medicines	AVASTIN, EYLEA, HUMIRA, KEYTRUDA, SOLIRIS, Stelara
2020 % of Total US Pharma Spend [1]	**40%+**
Biologics '20-'26 Sales CAGR	**12%**

Source: Biosimilars council "The Era of Biological Medicines", EvaluatePharma
1. IQVIA institute report, "Biosimilars in the United States 2020 – 2024"
2. Size based on illustrative antibody size.

alvotech

12

Biologic Approvals Are Increasing Rapidly, A Leading Indicator For The Biosimilar Opportunity Originator Biologics Market is Large and Growing Increasing US biologic medicine approvals… …is driving expectations for rapidly growing $ sales Number of FDA Approvals Total Global Biologics Market Size ($Bn) $582 ’20A-’26E CAGR: 12% 2.3x increase: 60 ‘06 – ‘10 → ‘16 – ‘20 ’14A-’20E CAGR: 8% $445 39 $288 $219 23 $178 2006-2010 2011-2015 2016-2020 '14A '17A '20A '23E '26E 13 Source: Evaluate Pharma. FDA.

Biosimilars Are Complex, Requiring Technical Know-How; However Are Cost-Effective Alternatives To Biologics

	Originator Biologics	Biosimilar
Description	Novel protein-based medicines that demonstrate high levels of safety and specificity	Biologic medicine that is highly similar to, and has no clinically meaningful differences from, a previously approved reference biologic
Probability of Success	Low	Moderate-to-high (depending on development approach)
Capital Requirements	~$2.6Bn+ [1]	$100 – 200MM [2] [3]
Development Timeline	~12 years [4]	6-9 years [2] [3]
Cost of Therapy	Premium pricing due to patent / market exclusivity	Greater cost-effectiveness creates competition and generates savings to health systems
Patient Access	Typically limited by insurance coverage	Provide improved patient access

alvotech

1. Per PhRMA Org, www.phrma.org/en/Advocacy/Research-Development; "On average, it takes 10-15 years and costs $2.6 billion to develop one new medicine, including the cost of the many failures."
2. Per company estimates, 6 – 9 years represents timeline for mAb biosimilar development
3. Per Deloitte, "Winning with biosimilars"; $100 - $200MM in development costs and 8 – 10 year development timeline for biosimilars
4. Agbogbo, F.K., Ecker, D.M., Farrand, A. et al. Current perspectives on biosimilars. J Ind Microbiol Biotechnol 46, 1297–1311 (2019); reflects time to approval for originator biologics versus biosimilars

14

Biosimilars Are Entering A Period Of Substantial Growth As Early Biologics Lose Patent Protection (3) Opportunity for Biosimilars to Expand Patient Access Biosimilars Adoption Growing Rapidly • High price of biologic medicines is placing a significant cost Total Global Biosimilar Market Size ($Bn) burden on healthcare systems • As biosimilars become more prevalent, they can increase ’20E-’26E CAGR: 17% patient access and drive lower costs • Cost savings enabled by biosimilars are expected to exceed $79 (1) $100 billion from 2020 - 2024 Future Growth (2) Significant Number of Biologic LoEs Pending Expiration of existing patented Pre-2018 biologics 2018 US market 2019 regulatory and 2020 adoption tailwinds $30 2021 Continued outsize 2022 biologic innovation 2023 2024 2025 2026 '20E '26E 15 Source: Company filings, IQVIA, Evaluate Pharma, NCBI, Frost & Sullivan. ARK 1. IQVIA institute report, “Biosimilars in the United States 2020 – 2024” 2. Represents patent expiry events in US / EU market for products with ~$1Bn+ annual sales., with the exception of Blincyto 3. Per Frost & Sullivan

PURPOSE-BUILT BIOSIMILAR PLATFORM GLOBAL COMMERCIAL PARTNER NETWORK

Strategically Developed Platform Designed To Maximize Quality, Cost Containment And Efficiency To Market PLATFORM ELEMENT ALVOTECH APPROACH Global end-to-end R&D platform spanning six locations with rigorous quality focus designed to de-risk development early and drive efficient advancement RESEARCH AND DEVELOPMENT through clinical trials and global regulatory approval and/or marketing (1) authorization Flexible and scalable manufacturing capabilities provide capacity to support MANUFACTURING (2) existing pipeline and deliver global quality standards Global network of commercial partnerships with regional leaders enables rapid COMMERCIAL commercialization of Alvotech’s products globally 17 1. End-to-end R&D encompasses biosimilar development activities from cell line development through finished product to enable global approval of biosimilar products. These capabilities include pharmaceutical sciences (i.e., analytical, drug substance development (cell line, upstream, and downstream), drug product development, and pilot-scale manufacturing), translational medicine, combination product and device development, clinical development and operations, pharmacovigilance and clinical safety, global regulatory affairs, and technical innovation. 2. Assumes planned capacity expansion is implemented in 2022; costs for this are included in Alvotech’s financial guidance

R&D Process Designed To Optimize Development Outcomes, While Balancing Time And Cost Focus Approach • Prioritize analytical similarity early in programs to de-risk development programs Maximize • Rigorously align global development strategies with global regulatory authorities to Development Success minimize approval or marketing authorization risk • 250 person R&D team employs the same high-quality standards as originator biologics • Conduct efficient and streamlined clinical programs, with parallel studies for speed when feasible Drive Clinical Efficiency • Select a clinical study population and geography to enable speed of recruitment and execution • Develop biosimilars to attain approval for all possible originator indications in major markets (US, EU, China, Japan and Canada) Broaden Market Opportunity • Pursue interchangeability approval in the U.S. where appropriate, e.g. for biologics treating chronic indications that are distributed via retail pharmacy channels 18

Extensive Manufacturing Capacity Located in Iceland





Key Features	Technology & Capabilities
Capacity and Scalability	• Approximately ~275,000ft^2 facility (inclusive of ongoing expansion) with existing 4-wall drug substance capacity to support pipeline through 2030 [(1)] • Commercial product manufacturing initiated, with inventory build underway
Flexible Capabilities	• Differentiated capabilities including CHO and SP2/0 host cell lines • Single use bioreactors for use with fed batch or perfusion processes • Aseptic fill/finish capabilities
Externally Validated Quality	• 2 successful IMA/EMA inspections with clinical and commercial licenses issued • 4 commercial partner audits successfully completed • US FDA inspection expected to occur in March 2022
Intentionally Located	• Conveniently situated between the U.S. and Europe • Powered by renewable energy with access to abundant clean and hot water • Operates in a "patent-light" zone alvotech

1. Assumes planned capacity expansion is implemented in 2022; costs for this are included in Alvotech's financial guidance
2. China JV accounted for on an equity method basis; earnings and losses excluded from forecasts. Refer to appendix beginning on slide 58 for more information

19

Network Of High-Quality Regional Partners Provides Global Commercial Reach Alvotech’s Partner Partnered Territories Selection Criteria P Strategic Positioning Track record of success in local market SVALBARD (NORWAY) P Shared Risk Dynamic GREENLAND Structurally aligned incentives P Attractive Economics Upfront and ongoing milestones ALASKA (USA) ICELAND RUSSIA SWEDEN FINLAND offset R&D cost and risk FAROE ISLANDS NORWAY ESTONIA CANADA LATVIA DENMARK LITHUANIA UNITED BELARUS IRELAND KINGDOM NETHERLANDS POLAND GERMANY BELGIUM LUXEMBOURG CZECH REP UKRAINE SLOVAKIA KAZAKHSTAN LIECHTENSTEIN FRANCE MOLDOVA AUSTRIA HUNGARY SWITZERLAND SLOVENIA MONGOLIA ROMANIA BOSNIA CROATIA AND SERBIA Global Biologics Sales HERZ. BULGARIA ITALY MONTENEGRO MACEDONIA UZBEKISTAN ALBANIA ARMENIA NORTH PORTUGAL SPAIN AZERBAIJAN KOREA GREECE TURKMENISTAN UNITED STATES OF AMERICA TURKEY JAPAN (1) AZORES (PORTUGAL) MALTA SOUTH by Region KOREA CHINA CYPRUS SYRIA AFGHANISTAN TUNISIA LEBANON KASHMIR MOROCCO IRAQ IRAN MADEIRA ISLAND (PORTUGAL) ISRAEL JORDAN KUWAIT CANARY ISLANDS (SPAIN) PAKISTAN NEPAL ALGERIA LIBYA BHUTAN EGYPT QATAR WESTERN THE BAHAMAS SHARAH UNITED TAIWAN SAUDI ARAB BANGLADESH MEXICO EMIRATES CUBA ARABIA INDIA MYANMAR (BURMA) ROW OMAN HAITI DOMINICAN LAOS MAURITANIA JAMAICA PUERTO RICO (USA) REPUBLIC BELIZE MALI China SAINT KITTS AND NEVIS CAPE VERDE NIGER CHAD ERITREA YEMEN THAILAND GUATEMALA HONDURAS SENEGAL PHILIPPINES GUAM MONTSERRAT 7% SUDAN ADAMAN AND GUADELOUPE THE GAMBIA EL SALVADOR NICARAGUA BURKINA NICOBAR CAMBODIA VIETNAM DOMINICA GUINEA-BISSAU DJIBOUTI SAINT VINCENT GUINEA FASO ISLANDS (INDIA) MARTINIQUE BENIN 3% SAN JOSE BARBADOS PANAMA TRINIDAD AND TOBAGO NIGERIA VENEZUELA SIERRA LEONE COTE TOGO CENTRAL ETHIOPIA SRI D’IVOIRE GHANA AFRICAN GUYANA LIBERIA LANKA CAMEROON REPUBLIC Japan FRENCH GUIANA SOMALIA MALAYSIA COLOMBIA SURINAME BIOKO (EQUATORIAL GUINEA) EQUATORIAL GUINEA UGANDA GALAPAGOS KENYA SAO TOME GABON ECUADOR CONGO DEMOCRATIC RWANDA 5% REPUBLIC BURUNDI INDONESIA OF THE CONGO PAPUA CABINDA (PROVINCE) NEW SOLOMON ISLANDS TANZANIA SEYCHELLES GUINEA BRAZIL COMOROS PERU ANGOLA MALAWI MAYOTTE (FRANCE) ZAMBIA FIJI VANUATU BOLIVIA MOZAMBIQUE ZIMBABWE MADAGASCAR MAURITIUS NAMIBIA BOTSWANA REUNION AUSTRALIA PARAGUAY NEW CALEDONIA (FRANCE) Europe CHILE SWAZILAND LESOTHO ARGENTINA 24% USA SOUTH AFRICA URUGUAY 61% KERGUELEN ISLAND (FRANCE) TASMANIA NEW ZEALAND (AUSTRALIA) HEARD ISLAND (AUSTRALIA) FALKLAND ISLANDS (UK) SOUTH GEORGIA (UK) 20 1. 2020A per IQVIA

Key Regional Partners Have Committed Up To $1.15Bn In Potential License Fees (~$950MM Outstanding) 2020A Licensed Alvotech Geographic 2020A Licensed Alvotech Geographic Partner Partner Partner Rev Products Rights Partner Rev Products Rights Australia, New (1) Zealand, South $2.7Bn 5 Africa US $16.7Bn 5 Taiwan, Malaysia, Singapore, (1) $12.1Bn 7 Cambodia & Indonesia (1) EU Israel $3.7Bn 7 $0.1Bn 5 Various Private 3 (2) Turkey Private 3 China Private 7 Argentina Private 5 (3) Various Private 1 (1) $0.3Bn 4 Japan Brazil Private 1 Chile Private 1 Canada Private 5 LatAm Private 3 21 Source: Company filings 1. Exchange rate data as of 12/31/2020 2. Partner to Alvotech JV with CCHT. Refer to appendix beginning on slide 59 for more information. 3. Geographic rights in 14 countries Canada Japan CHINA EU USA South America MENA APAC

DIVERSE PIPELINE WITH SIGNIFICANT TAM

Since Transaction Announcement, Alvotech Has Continued to Deliver on its Strategy

European Union approval of AVT02

- On **December 16th**, Alvotech announced that it received marketing authorization for use in the EU of AVT02
- Follows positive recommendation of CHMP in September

Approval of SIMLANDI (AVT02) in Canada

- On **January 10th**, Alvotech announced that AVT02 had received marketing authorisation for use in Canada
- JAMP Pharma retains exclusive rights to market AVT02 in Canada, following an agreement signed with Alvotech in Jan-20

BiosanaPharma AVT23 licensing agreement

- On **February 2nd**, Alvotech announced that it had entered into an exclusive global licensing agreement with BiosanaPharma to co-develop AVT23
- Alvotech will receive exclusive global rights for AVT23
- BiosanaPharma will receive an upfront payment and will be eligible for certain tiered royalties

Upsizing of oversubscribed PIPE

- On **January 18th**, Alvotech announced $21m in additional PIPE commitments
- The upsized PIPE, totaling $175m, was driven by increased interest from Icelandic investors
- The business combination is expected to deliver gross proceeds of $475m alvotech

23

Strategically Constructed Pipeline Of Biosimilars Representing $85Bn+ TAM

Alvotech's Current Biosimilar Pipeline – Global Peak Branded Sales of Originator Branded Biologics



$21.0Bn
$10.8Bn
$10.0Bn
$6.6Bn
$3.7Bn
$3.4Bn
$30.0Bn
$85.5Bn

Biosimilar	**Adalimumab / AVT02**	**Ustekinumab / AVT04**	**Aflibercept / AVT06**	**Denosumab / AVT03**	**Golimumab / AVT05**	**Omalizumab / AVT23**	**AVT16 / AVT33 (Undisclosed for competitive reasons)**	**Total Peak Sales Addressed by Development Pipeline**
Branded Biologic	HUMIRA adalimumab	Stelara (ustekinumab)	EYLEA (aflibercept) Injection	Prolia, XGEVA	Simponi, Simponi ARIA	Xolair Omalizumab		
Therapeutic Area	Immunology	Immunology	Ophthalmology	Oncology, Osteoporosis	Immunology	Respiratory	Oncology, Immunology	
Filing [1]	Sept 2020	2022	2023	2023	2023	2024	2026+	
Interchangeability Strategy	✓				✓			

Future Growth

Market growth

Additional internal programs - platform enables 1-2 new R&D programs every 12-18 months

In-licensing opportunities

SP2/0 Host Line

alvotech

Source: Evaluate Pharma
Note: Peak sales period range from 2021 – 2026
1. Submission of dossier, filing and/or approval timing may vary among jurisdictions. Estimate reflects timing of first approval. Regulatory processes are lengthy, time consuming and inherently unpredictable and may be delayed for reasons beyond our control. Note, future filing dates are estimates. See slide 63 for more information

24

Current Pipeline Addresses Three Therapeutic Areas With Multiple Filings Expected By The End Of 2023 Reference Therapeutic Next Expected (1) Program Pre-clinical Clinical Filing Recent Updates Product Area Catalyst AVT02 AVT02 Commercial (high ® (high concentration formulation) Humira Immunology Sept 2020 concentration Launch formulation)• US application is in deferred status. Inspections of manufacturing sites required 2H 2022 ® AVT04 Stelara Immunology 2022 for the AVT02 Biosimilar BLA approval are (Clinical result) currently scheduled by the US FDA to occur 1H 2022 (2) ® in Q1 and Q2 of 2022 AVT06 Eylea Ophthalmology 2023 (Clinical initiation) (1) • EMA Marketing Authorization ® Prolia / Immunology 1H 2022 AVT03 2023 • Switching study (SS) supporting ® (Clinical initiation) Xgeva /Oncology interchangeability data shows 2H 2022 bioequivalence and no clinically meaningful ® AVT05 Simponi Immunology 2023 (Clinical initiation) differences 2023 • Over 1,500 subjects evaluated in clinical trials ® AVT23 Xolair Respiratory 2024 (Clinical initiation) AVT04 Studies initiated for pharmacokinetics, safety AVT16 Undisclosed Immunology and efficacy study of AVT04 to EU approved ® and US licensed Stelara AVT33 Undisclosed Oncology 25 1. Approval timing may vary among jurisdictions. Estimate reflects timing of first approval. Regulatory processes are lengthy, time consuming and inherently unpredictable and may be delayed for reasons beyond our control. See slide 64 for more information 2. The FDA can defer action when no deficiencies have been identified and the application otherwise satisfies the requirements for approval, but an inspection(s) is necessary yet cannot be completed due to factors including travel restrictions

AVT02: Multiple Points Of Differentiation, Including High Concentration And Potential Interchangeability

Alvotech Program	AVT02
Branded Biologic (Generic Name)	Humira® (Adalimumab)
Therapeutic Area	Immunology
Originator Sales	$21.0Bn [1]
Development Status	• **EMA:** Approved for use [2] • **US**: Application is in deferred status. Inspections of manufacturing sites required for the AVT02 Biosimilar BLA approval are currently scheduled by the US FDA to occur in Q1 and Q2 of 2022 [3] ○ The AVT02 Interchangeable Biosimilar BLA, which includes clinical data from the successfully conducted switching study, was submitted to the US FDA in December of 2021; filing acceptance has not yet been granted
Program Differentiation	• **High Concentration:** One of the few biosimilars in submission for the high concentration (100mg/ml), citrate-free formulation of Humira® [4] • **Interchangeability:** Only high-concentration product to successfully conduct switching study supporting interchangeability [4]
Select Commercial Partners	Teva (US), Stada (EU), JAMP (Canada), YRPG (China)

HUMIRA® TRx by Concentration


Alvotech is one of the few players addressing ~83%+ of market
All other adalimumab biosimilars
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20
Q2 20
Q3 20
Q4 20
Q1 21
Q2 21
Q3 21
21-Nov
100mg/ml
50mg/ml

Source: IQVIA NSP

1. Per EvaluatePharma, originator sales based on peak sales period range from 2021 – 2026.
2. Approval timing may vary among jurisdictions. Estimate reflects timing of first approval. Regulatory processes are lengthy, time consuming and inherently unpredictable and may be delayed for reasons beyond our control. See slide 64 for more information
3. The FDA can defer action when no deficiencies have been identified and the application otherwise satisfies the requirements for approval, but an inspection(s) is necessary yet cannot be completed due to factors including travel restrictions
4. Based on publicly available information

alvotech

26

AVT04: Rapidly Growing Product Ripe For Biosimilar Entry Due To High Price Point Alvotech Historical and Projected Stelara® Sales ($Bn) AVT04 Program ® Branded Biologic Stelara 12.0 800 (2) (Generic Name) (Ustekinumab) Stelara® Annual Cost of Treatment: $144,000 Therapeutic Area Immunology 700 ’17A-’21E CAGR: 24% $9.6 10.0 (1) Originator Sales $10.8Bn 600 $7.9 8.0 Development PK, safety and efficacy studies initiated $6.6 Status 471 500 429 6.0 $5.3 Next Catalyst 2H 2022: Clinical result 400 351 $4.0 4.0 Program • SP2/0 Host Line: Manufactured using 286 300 ® Differentiation same host cell line as Stelara 236 2.0 200 Select Teva (US), Stada (EU), JAMP (Canada), Commercial YRPG (China), Fuji (Japan) Partners 0.0 100 '17A '18A '19A '20A '21E ® (3) Stelara TRx (‘000s) Source: J&J filings; Evaluate Pharma, IQVIA 27 Notes: 1. Sales data per Evaluate Pharma and includes sales from Mitsubishi Pharma 2. Reflects 2021 WHS price in the US 3. Stelara prescription volume per IQVIA

Broader Product Pipeline Is Attractive And Will Be Supplemented By Additional In-Licensing

Alvotech Program	AVT03	AVT05	AVT06	AVT16 / AVT33
Branded Biologic	Prolia (denosumab) injection; XGEVA (denosumab)	Simponi golimumab; Simponi ARIA golimumab for infusion	EYLEA (aflibercept) Injection	Undisclosed
Generic Name	Denosumab	Golimumab	Aflibercept	Undisclosed
Therapeutic Area	Oncology	Immunology	Ophthalmology	Immunology & Oncology
Originator Sales [1]	$6.6Bn	$3.7Bn	$10.0Bn	$30Bn+ total
Development Stage	Preclinical	Preclinical	Preclinical	Preclinical
Expected Filing [2]	2023	2023	2023	2026+
Program Differentiation	**Novel formulation High titer, low COGS**	**Only known SP2/0 cell-line based program**	**Developing vial and PFS presentations**	**Not disclosed for competitive reasons**

alvotech

1. Per EvaluatePharma; originator sales based on peak sales period range from 2021 – 2026
2. Submission of dossier, filing and/or approval timing may vary among jurisdictions. Estimate reflects timing of first approval. Regulatory processes are lengthy, time consuming and inherently unpredictable and may be delayed for reasons beyond our control. Note, future filing dates are estimates. See slide 63 for more information

28

BiosanaPharma Agreement Overview

On February 2, 2022, Alvotech and BiosanaPharma entered into an exclusive global licensing agreement to co-develop AVT23

AVT23 Overview

- AVT23 (aka BP001) is a late-stage biosimilar candidate for Xolair (omalizumab), a biologic with expected peak sales of $3.4Bn [(1)]
  - Xolair is currently approved for asthma, chronic idiopathic urticaria and severe chronic rhinosinusitis with nasal polyps
  - There are currently no approved biosimilars of Xolair
- PK study of AVT23 has been completed and demonstrated comparable bioavailability, safety, tolerability and immunogenicity to Xolair

Summary Licensing Terms

1	AVT23 will be jointly developed by Alvotech and BiosanaPharma
2	Alvotech to receive exclusive global rights
3	BiosanaPharma to receive an upfront payment and will be eligible for certain tiered sales royalties
4	AVT23 will be produced using BiosanaPharma's proprietary 3C process technology

3C Technology Platform

- High productivity, flexible, small footprint manufacturing platform that can cut production costs by at least 90%
  - Capable of making 1kg of drug substance antibody per week at a 50L bioreactor scale
- Bespoke process development
  - **Upstream Process:** proprietary IP based on High Cell Density continuous perfusion culturing with alternating bioreactor use
  - **Downstream Process:** based on Simulated Moving Bed chromatography combined with flow through filtration
- Continuous production platform achieves higher yields while still using the same biochemistry as existing batch processes alvotech

Source: EvaluatePharma
Notes:
1. Per EvaluatePharma, based on peak sales period range from 2021 - 2026

29

ATTRACTIVE FINANCIAL PROFILE

Financial Forecast Overview

Overview	
Basis of Presentation	• All financials are presented on an International Financial Reporting Standards (IFRS) basis of accounting
Risk Adjusted Product Revenue	• Detailed product-level in-market revenue build based on estimated penetration and pricing discount relative to originators • Alvotech generally receives ~40% of in-market revenues from commercial partnerships in addition to milestone revenues under existing agreement terms
Risk Adjusted Milestone Revenue	• Ongoing milestone revenues triggered as products progress through clinical development and regulatory approvals
Risk Adjustments	• Probability of success assumptions reflect Alvotech's highly rigorous approach to biosimilar development – Clinical stage programs: 85-100% [1], pre-clinical programs: 75-85%
Operating Expenses	• Bottoms-up COGS projections based on manufacturing capabilities and product forecasts • OpEx primarily driven by R&D costs, which are forecasted on a project-by-project basis • Conservative growth and cost assumptions supported by existing manufacturing infrastructure and footprint
Cash Flow	• CapEx forecast supports manufacturing of current pipeline plan through 2030 alvotech

1. Includes programs under regulatory review

31

Attractive Revenue Potential As Products Commercialize Risk Adjusted Revenue Commentary $ in millions 2021-2025 • Milestones: ongoing payments Long-term from commercial partners that help growth offset R&D costs potential High single digit • Programs: 5 launched products growth expected by 2025 in >60 countries Pre-clinical Additional Revenue Opportunities $800+ Programs Clinical Beyond the Financial Forecast Programs • Interchangeability upside from existing pipeline programs • Revenues from additional R&D programs, as well as associated milestones Milestones $30 - $60 • In-licensing of external programs 2021E 2025E 2030E 32

Leverageable Business Model Designed To Produce Attractive Margins That Can Expand As The Platform Scales

Illustrative Adjusted EBITDA Potential


$ in millions
Long-term dollar and margin potential
Growth as revenues and platform scale
>60% Margin
2021E
2025E
2030E
($150) – ($200)

Commentary

Margin Profile Enabled by:

- Portfolio selection focus on high value reference products
- Milestone revenues, at 100% gross margin, offset R&D costs
- Infrastructure-light model enabled by commercial partnerships
- Operating efficiency through strategically co-located R&D and manufacturing

Additional Opportunities Beyond the Financial Forecast

- Earnings from China JV [1]

alvotech

1. China JV accounted for on an equity method basis; earnings and losses excluded from forecasts. Refer to appendix beginning on slide 59 for more information

33

Financial Guidance Summary (Risk Adjusted) 2021E 2025E 2025E – 2030E $ millions (1) Product Revenue 0 85% of total revenue 15% of total revenue (1) Milestone Revenue $30 – $60 (Cumulative $550MM+ from ’22E – ‘25E) High single-digit (1) Total Alvotech Revenue $30 – $60 $800+ revenue growth (2) COGS N.A. ~15% of revenues (2) R&D (190) – (210) 15 – 20% of revenues (3) G&A (35) – (45) 4 – 6% of revenues Adj. EBITDA ($150) – ($200) >60% Margin Dollar and margin growth <10 (4) CapEx 35 – 45 (Ongoing maintenance spend) (5) (5) Taxes 20% 20% 34 1. Revenues represent risk adjusted revenues 2. 2021E R&D includes pre-commercial manufacturing costs of $35MM - $45MM 3. Excludes any one-time transaction related costs 4. 2022 – 2024 projected cumulative CapEx spend of $60MM+, excluding an anticipated $30 - $40MM equity contribution to the China JV. Refer to appendix beginning on slide 59 for more information 5. Post utilization of NOLs; 2021E expected NOL balance of ~$850MM

Additional Opportunities Beyond The Financial Forecast Conservative Baseline Projections Omit Numerous Opportunities For Upside Interchangeability Earnings Revenue from In-licensing of upside from contribution additional R&D external existing pipeline from China joint programs as programs programs venture pipeline expands (1) with CCHT 35 1. China JV accounted for on an equity method basis; earnings and losses excluded from forecasts. Refer to appendix beginning on slide 59 for more information

TRANSACTION SUMMARY

Highly Aligned Transaction Structure With 100% Rollover By Existing Shareholders

Transaction Overview

- Oaktree Acquisition Corp. II (NYSE: "OACB") to combine with Alvotech at an implied $1.8 billion pre-money equity value and a $2.25 billion pro forma EV
- OACB sponsor to retain 5.0mm founder shares and defer an additional 1.25mm founder shares (20%) into an earn-out, vesting evenly at share price hurdles of $12.50 and $15.00
- Seller earn-out of 38.33mm shares vesting evenly at share price hurdles of $15.00 and $20.00
- Assuming no redemptions, the transaction is expected to deliver $475 million of gross proceeds to fund product development and future growth, providing runway to become free cash flow positive
- Existing shareholders of Alvotech to roll 100% of holdings and maintain ~79% ownership in the combined company

Illustrative Pro Forma Valuation ($mm)

Share Price	$10.00
Pro Forma Shares Outstanding [2]	228.1
Equity Value	**$2,281**
(+) Target Net Debt [4]	$394
(-) Cash from Transaction	($425)
Pro Forma Enterprise Value	**$2,250**

Sources of Funds ($mm)

OACB Cash in Trust [1]	$250
PIPE Investment Proceeds	$175
Existing Shareholder Investment [3]	$50
Total Cash Sources	**$475**

Uses of Funds ($mm)

Cash to Balance Sheet	$425
Transaction Fees & Expenses	$50
Total Cash Uses	**$475**

Pro Forma Ownership [2]



11%
8%
2%
79%
Sellers' Rollover Equity
OACB Public Shareholders
PIPE Investors
Sponsor Shares

alvotech

1. Approximate estimate
2. Assumes no redemptions. Share count includes 180.6mm seller rollover shares, 25.0mm OACB public shares, 17.5mm PIPE shares and 5.0mm sponsor shares. Excludes impact of ~6.3 million OACB public warrants, ~4.7 million private placement warrants, 1.25mm sponsor earn-out shares and 38.33mm seller earn-out shares
3. Represents a pending equity investment by Alvogen which is expected to be funded by YE2021, and which is reflected in the Company's $1.8Bn pre-money valuation
4. Based on net debt estimates for 11/15/21, comprising of $35mm cash and pro forma debt of $429mm (which reflects conversion of outstanding convertible instruments upon the closing of this transaction). Alvogen is expected to make a $50mm equity investment in Alvotech by YE2021, which combined with the Company's current cash balance provides runway into 1Q22. In addition, to the extent that Alvotech requires further financing prior to closing of the business combination to operate in the ordinary course, certain of Alvotech's shareholders have agreed to undertake all actions necessary to consummate additional financing required ahead of transaction closing, by securing additional equity investments and/or securing up to $50mm of debt financing. Any additional equity financing provided to Alvotech between transaction announcement and closing will not dilute the OACB or PIPE investors. See slide 63 (Risk Factors) for more information

37

Well-Positioned, Pure-Play Biosimilars Platform Adjacent, Less Comparable Most Comparable (1) Listing Location US India US / Iceland South Korea South Korea (2) Structure Public Subsidiary Public Public JV Primary Biosimilar Focus ûPPPP Biosimilars R&D PPPPP Biosimilar Manufacturing ûPPPP Global Reach ûPPPP Current regulated markets portfolio Strategy shift away Well positioned as a Well regarded global include limited mAb Primary focus is CDMO from development and pure play biosimilar player that has products, Co- but many similar towards direct sales & with manufacturing additional scale Comparison to Alvotech development for characteristics and marketing; domestic capabilities and global relative to Alvotech majority of Biosimilars capabilities to Alvotech only with no mftg. reach today with Viatris/Sandoz, CDMO services Other: Branded focused players Other: Generics focused players Primary focus on branded medicines; Biogen/Organon Primary focus on small molecule generic medicines exposure limited to sales and marketing partnerships 38 1. Relates to parent company listing 2. Pending closing of the contemplated transaction

Well-Positioned, Pure-Play Biosimilars Platform (Cont'd)

Key Pure-Play Listed Comparable


TAM – Current Pipeline ($Bn) (1)
Coherus
Biocon Biologics (3)
(Parent)
alvotech
CELLTRION
SAMSUNG BIOEPIS (4)
(Parent)
21.4 (2)
46.1
85.5
55.5
66.4
69.1

		Coherus	Biocon Biologics[3] (Parent)	alvotech	CELLTRION	SAMSUNG BIOEPIS[4] (Parent)
Financial Metrics[5]	**Total Enterprise Value ($Bn)**	**$0.9**	**$6.8**	**$2.3**[6]	**$18.3**	**$40.1**
	EV / NTM EBITDA	N/M[7]	20.6x	N/A	20.4x	60.3x
	'21E – '25E Revenue CAGR	**28%**	**N/A**	**>90%**	**12%**	**17%**
	2025E Gross Margin	90%	N/A	~85%	N/A	47%
	2025E Adj. EBITDA Margin	**N/A**	**N/A**	**>60%**	**60%**	**44%**
Operational Metrics	# of Employees	310	13,500+	~645	~1,950	3,400+
	# of Manufacturing Sites	0	3[8]	2	3	3
	Global Commercial Reach (Countries)	2	120+	60+	90+	Undisclosed[9]

1. Figures based on peak WW biologic sales from 2021-2026 per Evaluate Pharma based on publicly disclosed product portfolios
2. TAM based on peak US biologic sales from 2021-2026 per Evaluate Pharma based on publicly disclosed product portfolios
3. TAM based on Biocon Biologics products and pipeline excluding recombinant human insulin; financial and operational metrics based on parent company Biocon
4. TAM based on Samsung Bioepis products and pipeline through its JV with Biogen; financial and operational metrics based on parent company Samsung Biologics; not pro forma for Biogen transaction
5. Projections and market data per CapIQ and Refinitiv as of 2/4/2022
6. Based on illustrative share price of $10.00, pro forma shares outstanding of 228.1MM and pro forma estimated net cash of $31MM as of 11/15/2021 (inclusive of $425MM of expected net proceeds from the transaction, assuming no redemptions)
7. Coherus enterprise value pro forma for Junshi Biosciences collaboration and first tranche of January credit financing; NTM EBITDA of ($58MM)
8. Represents biosimilar sites
9. Samsung Bioepis has global commercial partnerships with Biogen and Merck; Merck's global reach spans 140+ countries

Undisclosed Programs

alvotech

39

Transaction Represents An Attractive Entry Point

Transaction Value Today	Illustrative Current Value	Illustrative Future Value



($Bn)
Current EV represents ~45-60% discount to illustrative current value
Meaningful upside potential from transaction value and illustrative current value
$2.3
$5.6
$4.2
$9.6
$7.2

Current Transaction Alvotech EV[1]	Illustrative Current Alvotech EV	Illustrative Future Alvotech EV
Post-Money EV of contemplated SPAC transaction	*Illustrative Future EV discounted back to December 31, 2021 assuming a 20% rate of return to imply an illustrative current value*	*Assumes a 15-20x NTM EBITDA multiple to Alvotech's 2025E Adj. EBITDA to calculate potential Alvotech EV at YE2024*

Note: The potential returns set forth on this slide are illustrative only, and are based on the assumptions described, and there can be no assurance that they will be achieved. You should not place undue reliance on the information presented. If the assumptions on which these illustrations are based prove to be incorrect, your actual returns may be different.

1. Based on pre-money equity value of $1.8 billion. Assumes no redemptions. Share count includes 180.6mm seller rollover shares, 25.0mm OACB public shares, 17.5mm PIPE shares and 5.0mm sponsor shares. Pro forma estimated net cash of $10mm as of 11/15/21 (inclusive of $404MM of expected net proceeds from the transaction, assuming no redemptions). Excludes impact of ~6.3 million OACB public warrants, ~4.7 million private placement warrants, 1.25mm sponsor earn-out shares and 38.33mm seller earn-out shares.

alvotech

40

Alvotech: A Differentiated Global Biosimilars Company PROVEN LEADERSHIP TEAM 1 SIGNIFICANT MARKET OPPORTUNITY 2 PURPOSE-BUILT BIOSIMILAR PLATFORM 3 GLOBAL COMMERCIAL PARTNER NETWORK 4 5 DIVERSE PIPELINE WITH SIGNIFICANT TAM ATTRACTIVE FINANCIAL PROFILE 6 41

APPENDIX SELECT MANAGEMENT TEAM BIOGRAPHIES

Highly Experienced Leadership Team



20

MARK LEVICK,
Chief Executive Officer

- **20 years of industry experience**
- **Career history**
  - 11 years at Novartis (Head of Biologics) & Sandoz (Head of Biopharmaceutical Development)
  - 8 years at GlaxoSmithKline (Head of Biopharmaceutical Translational Medicines)
  - Served as medical reviewer at UK Medicines and Healthcare Products Regulatory Agency & European Medicines Agency
  - Specialist physician in hospital practice in UK and Australia
  - Development of 9+ biosimilar medicines including approval of 5+ biosimilar medicines in US and EU
- **MD from University of Newcastle, Australia**
- **PhD in vaccine development from University of Cambridge**



20

JOSEPH E. MCCLELLAN,
Chief Scientific Officer

- **20 years of industry experience**
- **Career history**
  - 17 years at Pfizer / Wyeth (Global Head of Biosimilars Development)
  - Development of 8+ biosimilar medicines, including approvals for 7 unique molecules in US, EU, and/or Japan
- **B.A. in Chemistry from College of the Holy Cross (MA)**
- **PhD in Chemistry from the University of Florida**
- **Postdoctoral fellowship at Boston University School of Medicine**
- **MBA from Northeastern University**



20

JOEL MORALES,
Chief Financial Officer

- **20 years of industry experience**
- **Career history**
  - 2 years at Alvogen, Chief Financial Officer
  - 3 years at Par/Endo Intl., Generic Business CFO & Global Operations
  - 7 years at Merck & Co., Corporate Strategy and Business Development
  - 3 years at Schering Plough, International Finance and Global Controller's Group
  - 6 years at KPMG LLP
- **B.S. Accounting from Rutgers University**
- **CPA Licensure, NJ**



15

ANIL OKAY,
Chief Commercial Officer

- **15 years of industry experience**
- **Career history**
  - 3 years at Alvogen (General Manager of B2B Business and Business Development)
  - 6 years at Richter/Helm JV for Biologics (Head of Global Licensing)
  - 7 years at Abdi Ibrahim (Head of International Markets)
  - 1 year at Sanofi (BD Manager)
  - 1,000+ transactions with over $20bn deal value track record
- **Dual BSc. in Computer Engineering & Business Administration from Vienna Technical University**
- **MBA from Vienna Economy University**



20

MING LI,
Chief Strategy Officer

- **20 years of industry experience**
- **Career history**
  - 10 years at Alvogen – Corporate Development/Finance and M&A
  - 5 years at Actavis – Project management and operational excellence – Operations and Quality
  - 2 years at Alpharma – Quality
  - 3 years at Cardinal Health (currently Catalent) – Peptide/Protein pharmaceutics
  - Executed over $2.5Bn in debt financing transactions and over $4Bn in sell/buy side M&A transactions
- **B.S. Chemistry, North Carolina State University**
- **Lean Six Sigma Blackbelt**

alvotech

Years of Experience

Today's Presenters

43

Highly Experienced Leadership Team (Cont'd)



20

TANYA ZHAROV,
Deputy CEO

- **20 years of industry experience**
- **Career history**
  - 4 years as deputy CEO and Compliance Officer deCODE genetics (a subsidiary of Amgen)
  - 8 years with an Icelandic financial services company as founding partner, general counsel and deputy CEO
  - 8 years as Corporate Counsel and Board Secretary of deCODE genetics, completing an IPO on NASDAQ and several public financing rounds
  - Tax partner PWC
- **Lawyer from the University of Iceland**
- **European Patent Attorney**



15

SEAN GASKELL,
Chief Technical Officer

- **15 years of industry experience**
- **Career history**
  - 2 years at AveXis. Inc – VP of manufacturing operation and site head
  - 12 years at Novartis TechOps across 4 countries
  - Led the clinical to commercial transformation of 2 facilities
- **BSc with first class honors in chemistry, a PhD in organic chemistry from Loughborough University, UK, and a diploma in industrial studies**



29

REEM MALKI
Chief Quality Officer

- **29 years of industry experience**
- **Career history**
  - 14 years at Mylan, Head of Global Quality Operations, Affiliates and Third Party
  - 8 years at Andrx Pharmaceutical, Inc – Director of Quality Control and Director of Quality Investigations and CAPA
  - 1 year Zymark Corporation – Technical Representative
  - 6 years at Wyeth-Ayerst Pharmaceuticals – Scientific roles
- **B.S. Chemistry from the University of Maine**



20

PHILIP CARAMANICA,
Chief IP Counsel, Deputy General Counsel

- **20 years of industry experience**
- **Career history**
  - 3.5 years at Alvotech – Head of IP and Legal
  - 2.5 years at Sandoz – Senior Patent Counsel leading IP strategy and implementation efforts, notably including conceiving and driving the successful "patent dance" and "notice of commercial marketing" legal strategy that was validated by the U.S. Supreme Court in 2017
  - 8 years at Synthon – Senior Patent Attorney and Head of IP Biotechnology (including the strategy for Synthon's biosimilar trastuzumab and its successful partnering with Amgen/Watson)
- **J.D. from George Mason University Law School**
- **M.S. in Biotechnology from Johns Hopkins University**
- **B.S. in Biology from Penn State University**



15

ANDREW ROBERTS,
Chief Portfolio Officer

- **15 years of industry experience**
- **Career history**
  - 1 years at Sandoz – Senior Global Head responsible for securing global regulatory approval for 7 biosimilars
  - 3 years at Novartis – Global Program Head focusing on security regulatory approval, market access and leading portfolio and alliance strategy
  - 1 years at Novartis International – Chairman's office
  - 5 years at Novartis Institute for Biomedical Research – Clinical business strategy
  - 3 years at Biogen – Clinical trials
  - 4 years at Pennington Biomedical Research Center – Clinical research
- **B.S. Biological Science, and Master of Science from Louisiana State University**
- **EMBA from INSEAD**

alvotech

Years of Experience

Today's Presenters

44

APPENDIX BIOSIMILAR BACKGROUND INFORMATION

Biosimilars Are Highly Comparable To Biologics, An Important Class Of Medicine BIOLOGIC BIOSIMILAR Development Path • Proof of quality and analytical similarity • Pharmacokinetic bioequivalence • Clinical data showing comparable safety and efficacy • Support pharmacy substitution and interchangeability in US • Large, complex molecules, that are used to diagnose, • Highly similar to their authorized, originator (reference) prevent, treat, and cure diseases and medical biologic products, with no clinically meaningful differences conditions • Typically have the same amino acid sequence • May be produced through biotechnology in a living • Held to same high-quality standards as reference products system, such as an animal cell, often more difficult to • Must demonstrate totality of evidence with respect to characterize than small molecule drugs physiochemical characteristics, biologic activity, pharmacokinetics, and clinical safety and efficacy • Rigorous regulatory approval process, with a stepwise approach • Enables expanded patient access and lower costs to biologics 46 Source: Weise M, et al. Nat Biotechnol. 2011;29(8):690-693..

Regulatory Definition Of Biosimilars A biosimilar is a biologic medicinal product that contains a version of the active substance of an already authorized original biologic medicinal product (reference medicinal product). A biosimilar demonstrates similarity to the reference medicinal product in terms of quality characteristics, biologic activity, safety, and efficacy based on a comprehensive comparability exercise. Committee for Medicinal Products for Human Use. Guideline on similar biologic medicinal products. CHMP/437/04 Rev 1, 23 October 2014 Biosimilarity means “that the biologic product is highly similar to the reference product notwithstanding minor differences in clinically inactive components” and that “there are no clinically meaningful differences between the biologic product and the reference product in terms of the safety, purity, and potency of the product” US Food and Drug Administration. Guidance for Industry. Biosimilars: questions and answers regarding implementation of the biopharmaceutical Price Competition and Innovation Act of 2009. Department of Health & Human Services, 2012. 47

Key Stages And Milestones Of Biosimilar Development



Project Selection
1
Early Phase Development
Cell Line
Process
2
Pre-Clinical Development
Pilot & GMP Mfg.
3
Manufacturing / Analytics
PK/PD Study
Confirmatory Patient Study
4
Submission & Approval
Launch
Post-Approval & LCM

- Project selection criteria include originator value, longevity and technical considerations
- Vital to establish manufacturing process, delivering highly similar product to the originator
- Achieve analytical (structure/function) similarity, which is key for biosimilarity and is the development priority
- Key sub-phases are cell line development followed by process development
- Key process development milestones:
  - Selection of lead clone
  - Drug substance manufacturing process lock
  - Selection of drug product formulation and process

- Confirm high quality drug substance and drug product manufacturing
- Scale-up manufacturing to commercial scale at commercial site
- Manufacture product with high degree of analytical similarity to the originator
- Engage with global regulatory authorities on development strategy to meet all intended markets
- Execute nonclinical study, if required

- Execute PK study to demonstrate PK similarity of candidate to global reference products (i.e. both US and EU)
- Execute global, confirmatory clinical efficacy and safety study to demonstrate no clinically meaningful differences
- Complete manufacturing process characterization and validation
- Completion of analytical similarity assessment occurs in parallel with clinical study execution to enable timely dossier submission
- Activities completed to meet the needs of all intended markets for establishment of biosimilarity

- Preparation & submission of a globally vetted, high quality dossier
- Focus on garnering first-pass approval based on:
  - Totality of evidence for the CMC and clinical data
  - Extrapolation principles to attain the full label of the originator
  - Overall quality demonstrated during development of the biosimilar medicine

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48

Interchangeability May Enhance Speed Of Biosimilar Adoption And Growth › Interchangeable designation in the US allows for substitution without (1) authorization by the prescribing physician ‒ Pharmacists can substitute the interchangeable biosimilar for the originator without approval ‒ Interchangeability is most important for pharmacy-distributed medicines, e.g. for the treatment of chronic diseases › Interchangeable biosimilars must produce the same clinical result as the originator (branded biologic) without additional safety risk or loss of efficacy from switching ‒ Designation usually requires an additional clinical study › First approved IC biosimilar to reference product is eligible for a period of exclusivity as to other subsequently approved IC biosimilars to the same reference product › Alvotech plans to pursue interchangeability designations where appropriate for its development programs 49 Source: fda.gov 1. Section 351(i)(3) of the PHS Act.

APPENDIX CLINICAL PROGRAM AND CAPABILITIES DETAIL

Rigorous Approach To Strategically Constructing An Attractive Biosimilar Portfolio Potential Ways to Differentiate › Identify early, underappreciated originator markets Market Intel › Anticipate originator strategies and adapt accordingly Differentiation › Portfolio offerings and brand awareness Commercial Leverage and › Long term committement to biosimilars “Know How” (Varies by Market) › Patient services Market Attractiveness › Allows for faster market conversion in the Interchangeability U.S. Relative to non IC competitors Launch Timing › Leverage our differentiated auto-injector Devices platform to increase loyalty with patients and providers Fit with Platform › Optimized for speed Development › Focus on yield when it matters most Feasibility and Cost › Aggressively navigate the IP landscape in search of differentiating opportunities Intellectual Property Partners Insights › Taking a “generic” mindset to IP › Products with high reimbursement Profitability relative to drug load make for profitable Development Target targets and ideal biosimilar candidates 51

AVT02: Global program included 1500+ subjects

Study	Subjects Enrolled	Overview [1]	Milestones
PK Similarity Study	390	• 3-arm parallel study of AVT02 compared to EU-Humira® and US-Humira® in healthy adult subjects • Primary endpoints: AUC_{inf}, AUC_{0-t} and C_{max}	• Enrollment completed in December 2019 • **Study met its primary endpoints for all establishing bioequivalence with Humira**
Comparative Confirmatory Efficacy & Safety Study	412	• 2-arm study to compare the efficacy, safety and immunogenicity of AVT02 vs. Humira® in patients • Primary efficacy endpoint: Psoriasis Area and Severity Index (PASI) percent improvement at week 16 over baseline	• Study recruitment started in February 2019 • Completed enrollment in July 2019 • **Study met its primary efficacy endpoint with no meaningful differences in safety or immunogenicity**
Autoinjector PK Study	204	• 2-arm study of AVT02 administered via a pre-filled syringe (PFS) either manually or via an autoinjector (AI) • Primary endpoints: AUC_{inf}, AUC_{0-t} and C_{max}	• Completed enrollment in September 2019 • **Study met its primary objective in demonstrating bioequivalence of AVT02 administered via AI or PFS**
Real-Life Autoinjector Study	87	• Study of AVT02 to assess Real Life handling experience with Autoinjector in RA patients • Primary endpoint: Injection success rate	• Completed enrollment in January 2020 • **Study met its objectives associated with injection success**
Switching Study to support U.S. Interchangeability Approval	568	• Study to assess the impact of switching in patients with moderate-to-severe chronic plaque psoriasis • Study design meets expectations of FDA and is informed by the results of prior AVT02 studies • Primary endpoints: $C_{max\ 26\text{-}28}$, $AUC_{tau\text{-}26\text{-}28}$	• Aligned with FDA on program requirements in September 2019 • Study recruitment started in June 2020 • Completed enrollment in November 2020 • Positive Top-line Results for Switching Study Between Proposed Biosimilar AVT02 and Humira® • **The AVT02 Interchangeable Biosimilar BLA, which includes clinical data from the successfully conducted switching study, was submitted to the US FDA in December of 2021; filing acceptance has not yet been granted**

alvotech

Source: Clinicaltrials.gov; Alvotech Management Estimates

1. Cmax = maximum observed drug concentration during a dosing interval; AUC0-t = area under the serum concentration time curve up to time t, where t is the last time point with concentrations above the lower limit of quantitation(LLOQ); AUCinf = area under the serum concentration time curve up to infinity ; Cmax 26-28 = maximum concentration over the dosing interval from Week 26 to Week 28 ; AUCtau-26-28 Area under the concentration time curve over the dosing interval from Week 26 to Week 28

52

AVT02: AVT02-GL-101 Pharmacokinetic (PK) Similarity Study Meets Primary And Secondary Objectives

Study Design and Outcomes



Subject Study Participation = 13 weeks
SCREENING
ACTIVE PERIOD
END OF STUDY
390 Enrolled HV
1:1:1
RANDOMIZATION
AVT02 40mg s.c.
EoS Visit
US-HUMIRA® 40mg s.c.
EoS Visit
EU-HUMIRA® 40mg s.c.
EoS Visit
Study Drug Administration: 40mg subcutaneous (s.c.)
HV = Healthy Volunteers

Primary Outcomes:

- Bioequivalence criteria for all three PK parameters Cmax, AUC0-t and AUC0-inf for all pairwise comparisons were met confirming PK similarity of AVT02 with Humira®

Secondary Outcomes:

- AVT02 had an immunogenicity profile similar to that observed with Humira®
- AVT02 was safe and well tolerated with similar safety profiles between cohorts and with Humira®
- Similar injection site pain observed with AVT02 and Humira®

PK Similarity Top Line Results



10000
1000
100
10
0
168
336
504
672
840
1008
1176
1344
1512

Parameter	Combined Geometric Mean Ratio (90% CI)*		
	AVT02 / EU-Humira	AVT02 / US-Humira	EU-Humira / US-Humira
C_{max} (ng/mL)	1.05 (0.96, 1.13)	1.01 (0.93, 1.09)	0.97 (0.89, 1.05)
AUC_{0-t} (h·ng/mL)	1.10 (1.00, 1.23)	1.03 (0.93, 1.15)	0.94 (0.84, 1.04)
AUC_{0-inf} (h·ng/mL)	1.11 (0.99, 1.24)	1.04 (0.92, 1.16)	0.94 (0.84, 1.05)

The 90% CI was entirely contained within the equivalence margin of 80% and 125% for each parameter, meeting objectives

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53

AVT02: AVT02-GL-301 Comparative Clinical Efficacy & Safety Study Achieves 1° & 2° Endpoints

Study Design and Top Line Conclusion



Subject Study Participation = 58 Weeks
SCREENING
ACTIVE PERIOD
SAFETY FOLLOW-UP
STAGE-1: DOUBLE BLIND
STAGE-2: DOUBLE BLIND
412 Enrolled PP Patients 1:1 RANDOMIZATION
AVT02
SAFETY F/U
EU-HUMIRA®
1:1 RE-RANDOMIZATION
Week 48: Last Study Drug
Week 50: Last Efficacy evaluation
PRIMARY ENDPOINT PASI % IMPROVEMENT (Week 16)
PASI ≥ 50 RESPONDERS CONTINUE, 1:1 RE-RANDOMIZATION

Primary Outcomes

- Efficacy, safety and immunogenicity of AVT02 and Humira® were similar in patients with moderate to severe chronic PsO
- AVT02 and Humira® demonstrated therapeutic equivalence at Week 16 in percent improvement in PASI from baseline

Secondary Outcomes

- AVT02 was safe and well-tolerated, with a similarly low frequency of local administration site reactions between AVT02 and Humira®
- Immunogenicity profiles between AVT02 and Humira® were similar

Efficacy and Safety Outcome Data



LS Mean (±SE) of percent improvement from BL in PASI
10
90
80
70
60
50
40
30
20
10
Percent improvement in PASI from baseline to Week 16 was therapeutically significant in both groups
Baseline
Week 4
Week 8
Week 12
Week 16
Visit

Similar safety profile between AVT02 and Humira®

Parameter	AVT02 N = 205	Humira® N =207
Patients with ≥1 TEAE; n (%)	92 (44.9)	91 (44.0)
Patients with ≥1 serious TEAE; n (%)	2 (1.0)	5 (2.4)
Patients with ≥1 TEAESI; n (%)	38 (18.5)	34 (16.4)
Injection site reaction; n (%)	34 (16.6)	33 (15.9)
Death; n (%)	0	0

alvotech

1. PASI = Psoriasis Area and Severity Index; TEAE = treatment emergent adverse event; AESI = adverse event of special interest; PsO: plaque psoriasis

54

AVT02: Successful AVT02-GL-302 Switching Study Can Support Potential Approval As Interchangeable Product In the US



Subject study Participation = 52 Weeks
SCREENING
Weeks -4 to -1
LEAD-IN PERIOD: OPEN LABEL TREATMENT
STAGE-1: OPEN-LABEL
Weeks 1-11
SWITCHING MODULE: DOUBLE BLIND TREATMENT
SWITCH 1
Weeks 12-15
SWITCH 2
Weeks 16-19
SWITCH 3
Weeks 20-28
OPTIONAL EXTENSION PHASE: OPEN LABEL TREATMENT
STAGE-3: OPEN-LABEL
Weeks 28-52
W-4 W1 W2 W4 W6 W8 W10 W12 W14 W16 W18 W20 W22 W24 W26 W28 W28 W30 W32 W34 W36 W38 W40 W42 W44 W46 W48 W50 W52
568 Enrolled PP Patients
HUMIRA®
G1
G2
1:1 RANDOMIZATION
Sw1: AVT02
Sw2: HUMIRA®
Sw3: AVT02
INTENSIVE PK
AVT02 EOW
HUMIRA®
PASI≥ 75 ARE RANDOMIZATION INTO SWITCHING MODULE

PK/ IMMUNOGENICITY blood collection (always pre-dose) for switching module

AVT02 administration: 40 mg subcutaneous

Humira administration: 40 mg subcutaneous

PP = Plaque Psoriasis, PASI = Psoriasis Area and Severity Index, W = week

Study Details

- Parallel-group study to evaluate PK, efficacy, safety, and immunogenicity between patients undergoing repeated switches between Humira® and AVT02
- Study designed according to FDA input and is informed by the results of prior AVT02 studies alvotech

1. PASI = Psoriasis Area and Severity Index; TEAE = treatment emergent adverse event; AESI = adverse event of special interest; PsO: plaque psoriasis

55

AVT02: Competitive Landscape Overview

- AVT02 is one of the only biosimilars to high concentration Humira®
- AVT02 is the only proposed biosimilar 100mg / mL adalimumab to have successfully conducted a switching study to demonstrate interchangeability [1]

Product information			US Competitive Landscape			EU Competitive Landscape	
Program	Manufacturer	Strength	Marketer	Approval Status	Interchangeability	Marketer	Approval Status
AVT02	Alvotech	100mg / mL	Teva	Deferred Action[6]	✓	Stada	Approved
Hadlima®	Samsung	100 mg / mL	Organon	FDA review	✗		
Yuflima®	Celltrion	100mg / mL	Celltrion	FDA review	✗	Celltrion	Marketed
Amjevita® [3]	Amgen	100mg / mL	Amgen	Unknown	✓	Amgen	
Amjevita® [3]	Amgen	50mg / mL [3]	Amgen	Approved	✗	Amgen	Marketed
Hadlima® [4]	Samsung	50mg / mL	Organon	Approved	✗	Biogen	Marketed
Cyltezo®	Boehringer Ingelheim	50mg / mL	Boehringer Ingelheim	Approved	✓	N/A	
Hulio®	Kyowa Hakko Kirin Co.	50mg / mL	Viatris	Approved	✗	Viatris	Marketed
Hyrimoz®	Sandoz	50mg / mL	Sandoz	Approved	✗	Sandoz	Marketed
Idacio®	Fresenius Kabi	50mg / mL	Fresenius Kabi	P3 Complete	✗	Fresenius Kabi	Marketed
Abrilada® [5]	Pfizer	50mg / mL	Pfizer	Approved	✓	No Planned EU Launch	Approved
Yusimry®	Coherus	50mg / mL	Coherus	Approved	✗	N/A	

1. Based on public statements
2. Samsung Bioepis concluded in May 2021 a Phase 1 study for a 100 mg/ mL Adalimumab version (NCT04514796)
3. Approved as Amgevita by European Commission. Amgen recently initiated an additional trial (NCT05073315), a switching study utilizing 100 mg/ mL Adalimumab version, to support interchangeability
4. Approved as Imraldi by European Commission
5. Approved as Amsparity by European Commission. Not approved for interchangeability
6. Application is in deferred status. Inspections of manufacturing sites required for the AVT02 Biosimilar BLA approval are currently scheduled by the US FDA to occur in Q1 and Q2 of 2022. The FDA can defer action when no deficiencies have been identified and the application otherwise satisfies the requirements for approval, but an inspection(s) is necessary yet cannot be completed due to factors including travel restrictions

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AVT04: Clinical Development Program Designed To Support Demonstration Of Biosimilarity

ID: AVT04-GL-101	Description: PK Similarity Study in Healthy Male Volunteers, First Subject First Visit Q2 2021
Objective(s)	To compare the pharmacokinetic, safety, tolerability, and immunogenicity profiles of AVT04 with EU-approved and US-licensed Stelara® following a single s.c. injection in healthy subjects
Primary Endpoint	Body weight adjusted $AUC_{0\text{-}inf}$, and C_{max}
Design	3-arm, double-blind, single dose, parallel design for up to 17 weeks
Treatment	45 mg by single s.c. injection of EU- Stelara® or US- Stelara® or AVT04
Sample Size	294 to be enrolled at three investigational centers, of which at least 30 Japanese subjects

ID: AVT04-GL-301	Description: Confirmatory Efficacy and Safety Study in Psoriasis Patients, First Subject First Visit Q2 2021
Objective(s)	To evaluate the therapeutic equivalence, and to compare the safety, tolerability, immunogenicity and steady-state Pharmacokinetics of AVT04 compared to EU-approved Stelara® (EU-Stelara®) in the treatment of moderate to severe chronic plaque psoriasis.
Primary Endpoint	Percent improvement in PASI from Baseline to Week 12
Design	2-arm, double-blinded, repeated dose, parallel design with a duration of 56 weeks. The study includes a re-randomization and single transition from EU-Stelara® to AVT04. at Week 16.
Treatment	Match originator dosing paradigm
Sample Size	528 to be enrolled in multicenter trial

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AVT04: Competitive Landscape Overview

- AVT04 is one of few known SP2/0 cell line based program
- No publicly disclosed FDA/EMA biosimilar submissions to date
- Some competitors have limited biosimilar launch experience in highly regulated markets
- Commercial partners yet to be identified for all programs
- Amgen disclosed initiation of study to demonstrate interchangeability[1]

Product information			US	EU
Program	**Developer**	**Development Status**	**Commercial Partner**	**Commercial Partner**
AVT04	Alvotech	P3 (EU)	Teva	Stada
ABP 654	Amgen	P3 (Global)	Amgen	Amgen
DMB-3115	Meiji	P3 (US+ EU)	Intas	Intas
CT-P43	Celltrion	P3 (EU)	Celltrion	Celltrion
FYB202	Formycon	P3 (EU)	Undisclosed	Aristo Pharma
SB17	Samsung Bioepis	P3 (EU+ SK)	Undisclosed	Undisclosed
BAT2206	Bio-Thera	P3 (EU)	Undisclosed	Undisclosed
BFI-751	BioFactura	P1 (AUS+ NZ)	Undisclosed	Undisclosed

alvotech

1. Amgen ABP 654 running a Phase 3 Global study (NCT04607980) and an Interchangeability study (NCT04761627)

58

Global Operating Footprint With Differentiated Biosimilar Capabilities R&D Focused Sites JULICH SITE Cell line, media, process, and functional assay development proficiency HANOVER SITE Expertise in glycoprotein characterization methods and analyses VIRGINIA SITE Regulatory, government affairs, and legal capabilities Manufacturing Facilities (with co-located R&D) (1) CHANGCHUN SITE REYKJAVIK SITE ZURICH SITE China-oriented JV provides R&D Pharmaceutical sciences Highly-experienced center of capabilities and manufacturing embedded with drug substance excellence for clinical and regulatory capacity and product manufacturing sciences 59 1. China facility owned within joint venture

APPENDIX CCHT JOINT VENTURE

Alvotech Well-Positioned In The Promising China Biosimilars Market Through Its China JV

Access to the Second Largest Biopharma Market in the World

- Alvotech formed a 50/50 JV with Changchun High and New Technology Industry ("CCHT") in September 2018 to enable the development, manufacture and commercialization of Alvotech's biosimilar portfolio in China
  - As part of the agreement, a new state-of-the-art, jointly-owned biologics facility will be built in China
- In November 2020, Alvotech further enhanced its Chinese footprint, announcing a commercial agreement with Yangtze River ("YRPG")
  - Exclusive strategic partnership for the commercialization of eight biosimilar product candidates in China
  - Alvotech will be responsible for the development and supply of the biosimilars (via its China JV) [1]
  - YRPG will be responsible for exclusive promotion and distribution of products in China
  - Alvotech is eligible to receive milestone payments linked to cumulative net sales (via its China JV) [1]

JV Partner Overview

- CCHT was established in 1993; Changchun Municipal People's Government is one of the major shareholders of the company (~20%)
  - Listed on Shenzhen Stock Exchange (SZSE:000661); ~US$11Bn market cap [2]
  - US$1.6Bn LTM sales with pharmaceuticals comprising ~90% of sales [3]
  - Has one of the biggest recombinant human growth hormone manufacturing enterprises in Asia
- Founded in 1971, YRPG is a national pharmaceutical group engaging in research and development, manufacturing and distribution with headquarters in Jiangsu, China
  - Top 3 Pharmaceutical Group in China
  - Has more than 20 subsidiaries located in Beijing, Shanghai, Nanjing and other major cities in mainland China

Full suite of capabilities from pipeline development and manufacturing through commercialization to capitalize on growing and robust Chinese biosimilar market alvotech

1. Responsibilities and milestones available via Alvotech's China JV, Alvotech and CCHT Biopharmaceutical Co. Ltd., which was formed with Changchun High and New Technology Industries (Group) Inc.
2. As of 2/4/2022
3. LTM sales as of 9/30/2021 and pharmaceutical sales as of CY2020

61

China JV Manufacturing Facility: Changchun MANUFACTURING SITE IN CHINA › Currently in facility construction phase with building certification to be completed mid-2022 › Broke ground in May 2020 with target engineering runs in late 2022 › Initial capacity will be designed for: − 4 x 2,000L fed batch SUD reactors − 2 x 1,000L perfusion SUD reactors › Total capacity: 10,000L production 62

Alvotech’s China Commercial Partner: Yangtze River Pharmaceutical Group YRPG Network & Infrastructure China Coverage Overview › YRPG has well-established distribution networks cover all districts nationally with more than 10,000 hospitals, 1,200 chain stores, and 20,000 retails, which account for ~80% of the overall pharma sales in China › YRPG also has ~58 products exported to more than 20 countries in Asia, Europe, Latin America, and Africa with more products approved for launch › Currently has more than 16,000 employees national-wide Distribution Channel Coverage 80% 12% 8% Public Hospital Retail Pharmacies Community-Oriented Primary Care 63

Carefully consider the following risk factors, among others that will be contained in (or incorporated by reference into) the proxy statement/prospectus, related to Alvotech’s business, reputation, financial condition, results of operations, revenue and the future prospects if the business combination is consummated. • Significant losses since inception and anticipation of losses over the near term. • Never generated any revenue from product sales and may never be profitable. • Alvotech’s current cash balance, combined with the pending $50mm equity investment from Alvogen, is sufficient to fund operations only into the first quarter of 2022 in the absence of additional funding. Substantial doubt exists as to the Company’s ability to continue as a going concern. • No assurance that product candidates will receive regulatory approval on expected timelines or at all. • Biosimilar product candidates may not meet regulatory authority requirements for approval as a biosimilar product or as an interchangeable product in any jurisdiction. • Regulatory approval processes are lengthy, time consuming and inherently unpredictable and may be delayed for reasons beyond our control, including, but not limited to, COVID-19 potentially resulting in delays in conducting FDA and other regulatory inspections of production facilities and, therefore, approval. • Substantial delays in analytical characterization and clinical studies or failure to demonstrate safety and efficacy of product candidates. Risk Factors• Successful or timely completion of clinical development may be prevented by regulatory inspection of clinical study operations or study sites or as a result of adverse events reported during a clinical trial. • Product candidates may cause undesirable side effects or have other properties that could result in significant negative consequences following marketing approval, if granted. • Other biosimilars may be approved and successfully commercialized before Alvotech’s product candidates. • Failure to obtain regulatory approval in any targeted regulatory jurisdiction. • Adverse events involving a reference product may adversely affect Alvotech’s business. • Inability to retain key members of management or recruit additional management, clinical and scientific personnel. • Reliance on third parties to conduct nonclinical and clinical studies and manufacture nonclinical and clinical supplies of product candidates and to store critical components of product candidates. • Dependence on third party collaborators for the commercialization of product candidates in certain major markets. • Adverse developments affecting the manufacturing operations of Alvotech’s product candidates. • May not realize the benefits expected through the CCHT joint venture. • Reliance on third parties requires Alvotech to share trade secrets, which increases the possibility that a competitor will discover them. • If approved, product candidates will face significant competition from the reference products and other pharmaceuticals approved for the same indication. • Rapidly technological changes in the industry. • Commercial success of any current or future product candidate will depend upon the degree of market acceptance. • Third-party claims of intellectual property infringement or claims of reference product exclusivity may prevent or delay development and commercialization efforts. • Potential involvement in lawsuits to protect or enforce Alvotech’s patents. • Inability to protect intellectual property rights throughout the world. • Failure to identify, develop or commercialize additional product candidates. • Healthcare legislative reform measures may have a material adverse effect. • Exposure to business, regulatory, political, operational, financial and economic risks associated with conducting business globally. • The ability to consummate the business combination, and the operations following the business combination, may be materially adversely affected by the recent coronavirus (COVID-19) pandemic. 64